Exhibit 99.2

TERMINATION AGREEMENT

This Termination Agreement is dated as of March 4, 2025 (the "Termination Agreement"), by and among (i) Junzhang Monarch Limited, an indirect subsidiary of the Company, (ii) D&K Asset Management (HK) Limited, a company established under the laws of Hong Kong (“D&K”), (iii) the shareholders of D&K (the “D&K Shareholders”), (iv) Shenzhen Qianhai Huiying Technology Power Co., Ltd., a company established under the laws of the People’s Republic of China and an indirect subsidiary of D&K, and (v) Hangzhou Qiaoxin Technology Co., Ltd., a company established under the laws of the People’s Republic of China and a subsidiary of Qianhai Huiying Technology Power Co., Ltd. and an indirect subsidiary of D&K, and (vi) ESHALLGO INC (the “Company”), (together, the "Parties", and each, a "Party").

WHEREAS, the Parties entered into a Share Purchase Agreement on December 16, 2024, attached hereto as Exhibit A (the "Share Purchase Agreement"), pursuant to which the Company agreed to issue to the D&K Shareholders 4,000,000 Class A ordinary shares of the Company (the “Shares”), valued at $1.98 per share, which is the closing price of the Company’s ordinary share on October 4, 2024, in exchange for all the equity interest in D&K. The Company agreed to pay D&K or the D&K Shareholders $100,000 as deposit (the “Deposit”) within one business day from the date of the Agreement;

WHEREAS, the Company has paid the Deposit and has not issued any Shares to the D&K Shareholders and the equity interest in D&K has not been transferred to the Company or and any subsidiary of the Company; and

WHEREAS, the Parties hereto desire to mutually terminate the Share Purchase Agreement and resolve all matters pending between the Parties, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.             Definitions. Capitalized terms used and not defined in this Termination Agreement have the respective meanings assigned to them in the Share Purchase Agreement.

2.            Termination of the Share Purchase Agreement. Subject to the terms and conditions of this Termination Agreement, the Share Purchase Agreement is hereby terminated as of the date hereof (the "Termination Date") pursuant to the Article 11.2 of the Share Purchase Agreement. From and after the Termination Date, the Securities Purchase Agreement will be of no further force or effect, and the rights and obligations of each of the Parties thereunder shall terminate, except for Article 11.4 of the Share Purchase Agreement..

3.             Mutual Release. In consideration of the covenants, agreements and undertakings of the Parties under this Termination Agreement, each Party, on behalf of itself and its respective present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors and assigns (collectively, "Releasors") hereby releases, waives and forever discharges the other Party and its respective present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors and permitted assigns (collectively, "Releasees") of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty or equity (collectively, "Claims"), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date of this Termination Agreement arising out of or relating to the Share Purchase Agreement, except for any Claims relating to rights and obligations preserved by, created by or otherwise arising out of this Termination Agreement (including any surviving indemnification obligations under the Placement Agent Agreement). Obligations surviving under the Share Purchase Agreement shall also be mutually released upon execution of this Agreement, except for the obligations arising out of the Article 11.4 of the Share Purchase Agreement.

4.             Representations and Warranties. Each Party hereby represents and warrants to the other Party that:

(a)            It has the full right, power and authority to enter into this Termination Agreement and to perform its obligations of terminating the Share Purchase Agreement.

(b)            The execution of this Termination Agreement by the individual whose signature is set forth at the end of this Termination Agreement on behalf of such Party, and the delivery of this Termination Agreement by such Party, have been duly authorized by all necessary action on the part of such Party.

(c)            This Termination Agreement has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

5.             Confidentiality. Subject to the terms and conditions of Section 6, each Party acknowledges the confidential nature of the terms and conditions of this Termination Agreement (collectively, the "Confidential Information") and agrees that it shall not (a) disclose any of such Confidential Information to any person or entity, except to such Party's affiliates, employees, advisors and other representatives who need to know the Confidential Information to assist such Party, or act on its behalf, to exercise its rights or perform its obligations under this Termination Agreement, or (b) use the Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Termination Agreement. Each Party shall be responsible for any breach of this Section 5 caused by any of its affiliates, employees, advisors, or other representatives. Notwithstanding the foregoing, if any Confidential Information is permissibly disclosed pursuant to Section 6, such information will no longer be deemed "Confidential Information" for the purposes of this Section 5.

6.             Publicity and Announcements. Neither Party shall (orally or in writing) publicly disclose or issue any press release or make any other public statement, or otherwise communicate with the media, concerning the existence of this Termination Agreement or the subject matter hereof, without the prior written approval of the other Party, except to the extent that such Party is required to make any public disclosure or filing with respect to the subject matter of this Termination Agreement (i) by applicable law or (ii) pursuant to any rules or regulations of any securities exchange of which the securities of such party or any of its affiliates are listed or traded or (iii) in connection with enforcing its rights under this Termination Agreement.

7.	Miscellaneous.

(a)           All notices, requests, consents, claims, demands, waivers, summons and other legal process, and other similar types of communications hereunder (each, a "Notice") must be in writing and addressed to the relevant Party at the address set forth on the first page of this Termination Agreement (or to such other address that may be designated by the receiving Party from time to time in accordance with this Section 8(a)). All Notices must be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), or certified or registered mail (in each case, return receipt requested, postage prepaid). A Notice is effective only (i) upon receipt by the receiving Party and (ii) if the Party giving the Notice has complied with the requirements of this Section 8(a).

(b)            This Termination Agreement and all related documents, and all matters arising out of or relating to this Agreement are governed by, and construed in accordance with, the laws of the Hong Kong SAR, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the Hong Kong SAR.

(c)            This Termination Agreement and each of the terms and provisions hereof may only be amended, modified, waived or supplemented by an agreement in writing signed by each Party.

(d)           Neither Party may assign, transfer or delegate any or all of its rights or obligations under this Termination Agreement without the prior written consent of the other party. No assignment will relieve the assigning party of any of its obligations hereunder. Any attempted assignment, transfer or other conveyance in violation of the foregoing will be null and void. This Termination Agreement will inure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and permitted assigns.

(e)            This Termination Agreement may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Termination Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this

Termination Agreement.

(f)             For purposes of this Termination Agreement, (i) the words "include," "includes" and "including" are deemed to be followed by the words "without limitation";(ii) the word "or" is not exclusive; (iii) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Termination Agreement as a whole; (iv) words denoting the singular have a comparable meaning when used in the plural, and vice-versa; and (v) words denoting any gender include all genders. The Parties drafted this Termination Agreement without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

(g)            The headings in this Termination Agreement are for reference only and do not affect the interpretation of this Termination Agreement.

(h)           Each of the Parties shall, and shall cause its respective affiliates to, from time to time at the request of the other Parties, without any additional consideration, furnish such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary to carry out the provisions of this Termination Agreement.

(i)             Each Party acknowledges and agrees that (i) a breach or threatened breach by such party of any of its obligations under this Termination Agreement would give rise to irreparable harm to the other party for which monetary damages would not be an adequate remedy and (ii) in the event of a breach or a threatened breach by such Party of any such obligations, the other Party will, in addition to any and all other rights and remedies that may be available to such party at law, in equity or otherwise in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy. Each Party agrees that it shall not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 8(i).

(j)             This Termination Agreement constitutes the sole and entire agreement between the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(k)            Each Party shall pay its own costs and expenses in connection with the drafting, negotiation, and execution of this Termination Agreement (including the fees and expenses of its advisors, accounts and legal counsel).

IN WITNESS WHEREOF, the Parties have executed this Termination Agreement as of the date first written above.

Party A: Junzhang Monarch Limited

By:	/s/ Qiwei Miao
Name: Qiwei Miao
Title: Executive Director

Party B:

By:	/s/ Chengzhu Zhu
Name: Chengzhu Zhu

By:	/s/ Feifei He
Name: Feifei He

By:	/s/ Daofeng Hao
Name: Daofeng Hao

By:	/s/ Garden Time (HK) Limited
Name: Garden Time (HK) Limited

Party C: D&K Asset Management (HK) Limited

By:	/s/ Qianglin Huang
Name: Qianglin Huang
Title: Executive Director

Party D: ESHALLGO INC

By:	/s/ Qiwei Miao
Name: Qiwei Miao
Title: Chief Executive Officer

Party E: Shenzhen Qianhai Huiying Technology Power Co., Ltd.

By:	/s/ Nu Zhang
Name: Nu Zhang
Title: Executive Director

Party E: Hangzhou Qiaoxin Technology Co., Ltd.

By:	/s/ Peng Zhang
Name: Peng Zhang
Title: Executive Director

Exhibit A

Share Purchase Agreement